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                         [Ameriana Bancorp. Letterhead]


                                November 17, 2009


VIA EDGAR AND FACSIMILE
-----------------------

Mr. Kevin W. Vaughn
Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

RE:  Ameriana Bancorp
         Form 10-K for the Fiscal Year Ended December 31, 2008
         Forms 10-Q for 2009
         File No. 0-18392

Dear Mr. Vaughn:

         We have received your letter dated November 3, 2009 regarding a comment on the above filings. We appreciate your review and are providing responses to your comment. To facilitate your review, we have repeated your comment followed by our response.

FORM 10-Q FOR THE PERIOD ENDED JUNE 30, 2009
--------------------------------------------

COMMENT NO. 1:
--------------

         Considering the apparent significant amount by which your total equity exceeds your total market capitalization at December 31, 2008 and the decrease in your market capitalization since that date, coupled with recurring losses, please address the following regarding your goodwill.

        o Tell us and revise future filings to disclose how you considered goodwill for potential impairment at December 31, 2008 and at each subsequent balance sheet date.

        o Tell us and revise future filings to disclose the specific reason for the increase in goodwill at June 30, 2009 from March 31, 2009.

        o Tell us and disclose the dates of your annual and interim impairment testing. Discuss the results of that testing.

Mr. Kevin W. Vaughn
November 17, 2009
Page 2

RESPONSE TO COMMENT NO. 1:


         Goodwill is the excess of the fair value of liabilities assumed over the fair value of tangible and identifiable intangible assets acquired in a business combination. At September 30, 2009, we had goodwill of $649,000, which consisted of: (1) $457,000 related to the acquisition of a Banking Center in Morristown, Indiana in February 1998; (2) $85,000 attributable to the purchase of an insurance business in June 2009; and (3) $107,000 related to an insurance business acquisitions in 1997 and 1998. The increase in goodwill in 2009 was due to the acquisition of the insurance business in June 2009.

         Under current accounting guidance, goodwill is not amortized but is tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. Impairment testing requires that the fair value of each of the Company's reporting units be compared to the carrying amount of its net assets, including goodwill. The Company's reporting units relating to the Morristown banking center and the insurance businesses were identified internally. Determining the fair value of a reporting unit requires the Company to use a high degree of subjectivity. If the fair values of the reporting units exceed their book values, no write-down of recorded goodwill is necessary. If the fair value of a reporting unit is less than book value, an expense may be required on the Company's books to write down the related goodwill to the proper carrying value.

         The Company tests for impairment of goodwill as of September 30 of each year and again at any quarter-end if any triggering events occur during a quarter that may affect goodwill. For the testing of the Morristown Banking Center, the Company obtained data from two third-party sources and utilized a market price approach to evaluate the value of the Morristown Banking Center. That analysis revealed that at each of the last four quarters ended September 30, 2009, the fair value, based on what would be received through the sale of the Morristown Banking Center to a market participant, was considerably in excess of the net carrying amount of the Morristown Banking Center's assets, including goodwill, and liabilities resulting in a determination that no impairment has occurred. That conclusion was based on comparable branch transactions in Indiana and the Midwest and the attractive level of low-cost deposits maintained at the Morristown Banking Center. Goodwill relating to the insurance business reporting unit has been evaluated for impairment by analyzing the gross revenue generated from these operations and utilizing a multiple for arriving at the fair value of this reporting unit. This analysis has resulted in the determination that the fair value of the insurance reporting unit is greater than the net carrying amount of that reporting unit's assets, including goodwill, and liabilities and, thus, no impairment has occurred.

         We will include the requested disclosures in our future filings.

                                    * * * * *

Mr. Kevin W. Vaughn
November 17, 2009
Page 3
         The Company acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure contained in the above-referenced filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the above-referenced filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         If you have any questions about our responses or require any additional information, please do not hesitate to call me at (765) 521-7505.

                                                     Very truly yours,

                                                     AMERIANA BANCORP

                                                     /s/ John J. Letter

                                                     John J. Letter
                                                     Chief Financial Officer


cc:     Paul Cline, Securities and Exchange Commission
        Scott A. Brown, Kilpatrick Stockton LLP